[redacted]

08003835

貝克・麥堅時律師事務所

14th Floor, Hutchison House
10 Harcourt Road
Central, Hong Kong SAR

香港中環
夏愨道10號
和記大廈14樓

Tel: +852 2846 1888
Fax: +852 2845 0476
DX 180005 QUEENSWAY 1
www.bakernet.com

RECEIVED
2008 JUL 17 P 1:35
OFFICE OF INTERNATIONAL CORPORATE FINANCE

July 3, 2008

Our ref: 32073984-130435

Securities and Exchange Commission
SEC Headquarters
100 F Street, NE
Washington, DC 20549
USA

PROCESSED
JUL 22 2008
THOMSON REUTERS

By Hand

HUADIAN 12g3-2(b)
File No. 82-4932

Division of Corporation Finance
- International Mail Stop 3-2

SUPPL

Ladies and Gentlemen,

Re: Huadian Power International Corporation Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref.: 82-4932)

This letter and the enclosed materials are furnished to the Commission pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public since our last submission dated July 2, 2008, copies of which are enclosed with this letter (indexed in Annex 1).

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2336 or 011-852-2846-1607 or by facsimile at 011-852-2845-0476. On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

pp. Ingrid Chiu

Chun-Hui Lin / Ingrid Chiu

Encl.

RECEIVED
2008 JUL 17 P 1:35
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Annex 1

A List of Documents Made Public
in connection with the Listing since last submission on July 2, 2008:

1. Overseas Regulatory Announcement – Announcement on Tariffs Adjustment, released on July 2, 2008.

華電國際電力股份有限公司

Huadian Power International Corporation Limited*

(A Sino-foreign investment joint stock company limited by shares incorporated in the People's Republic of China (the "PRC"))
(Stock code: 1071)

Overseas Regulatory Announcement
Announcement on Tariffs Adjustment

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Huadian Power International Corporation Limited* (the "Company") recently received the Notice Regarding Increasing Electricity Tariffs by the National Development and Reform Commission of the PRC ("**NDRC**") (Fa Gai Dian [2008] No.207). Pursuant to such notice, the on-grid electricity tariffs of power grids located in Eastern China, Northern China, Central China, North-western China, North-eastern China and Southern China were adjusted accordingly with effect from 1 July 2008, in order to ease the production and operation difficulties of power generation enterprises, secure power supply and promote conservation of resources, as follows:

1. the on-grid electricity tariff (value-added tax inclusive, similarly hereinafter) for the Company's coal-fired power generating units under centralized power grids dispatching (including heat and electricity co-generating units) in Shandong Province was increased by RMB1.75 cents/KWh;

2. the on-grid electricity tariff for the Company's coal-fired power generating units under centralised power grids dispatching in Sichuan Province was increased by RMB2.09 cents/KWh;

3. the on-grid electricity tariff for the Company's coal-fired power generating units under centralised power grids dispatching in Ningxia Hui Autonomous Region was increased by RMB0.69 cents/KWh. The on-grid electricity tariff for desulphurisation air-cooled generating units of Huadian Ningxia Lingwu Power Generation Company Limited was increased by RMB0.84 cents/KWh;

4. the on-grid electricity tariff for the Company's coal-fired power generating units under centralised power grids dispatching in Anhui Province was increased by RMB1.20 cents/KWh; and

5. the on-grid electricity tariff for the Company's coal-fired power generating units under centralised power grids dispatching in Henan Province was increased by RMB2.00 cents/KWh.

According to the tariff adjustments set out above, the average on-grid tariff (value-added tax inclusive) of the Company increases by RMB1.714 cents/KWh, representing an increase of approximately 4.77% (calculated on the weighted average capacity).

Set out below are the tariff adjustments of the Company's power plants / companies:

Unit: RMB/MWh

Region	Power plant	Installed capacity (10 MW)	On-grid tariffs prior to the adjustment	Adjustments	On-grid tariffs after the adjustment
Shandong Province	No. 1-4 generating units of Zouxian Plant	134	364.9	4.80%	382.4
	No. 5-6 generating units of Zouxian Plant	120	379.9	4.61%	397.4
	No. 7-8 generating units of Huadian Zouxian Power Generation Company Limited	200	354.9	4.93%	372.4
	No. 5 generating unit of Shiliquan Plant	14	410.72	3.41%	424.72
	No. 6-7 generating units of Shiliquan Plant	60	379.9	4.61%	397.4
	No. 1 generating unit of Laicheng Plant	30	364.9	4.80%	382.4
	No. 2 generating unit of Laicheng Plant	30	355.9	4.92%	373.4
	No. 3-4 generating units of Laicheng Plant	60	370.9	4.72%	388.4
	No. 1-4 generating units of Huadian Qingdao Power Generation Company Limited	120	407.7	4.29%	425.2
	No. 1-4 generating units of Huadian Weifang Power Generation Company Limited	200	370.3	4.73%	387.8

	No. 1-2 generating units of Huadian Zibo Power Company Limited	14.3	426	4.11%	443.5
	No. 3-4 generating units of Huadian Zibo Power Company Limited	29	370.9	4.72%	388.4
	No. 1-4 generating units of Huadian Zhangqiu Power Generation Company Limited	89	360.1	4.86%	377.6
	No. 1-4 generating units of Huadian Tengzhou Xinyuan Power Company Limited	93	360.06	4.87%	377.6
Sichuan Province	No. 1-2 generating units of Sichuan Guangan Power Generation Company Limited	60	369.2	5.66%	390.1
	No. 3-6 generating units of Sichuan Guangan Power Generation Company Limited	180	347.8	6.01%	368.7
Ningxia Hui Autonomous Region	No. 1-2 generating units of Huadian Ningxia Lingwu Power Generation Company Limited	120	251.4	3.34%	259.8
Anhui Province	No. 1-2 generating units of Anhui Huadian Suzhou Power Generation Company Limited	120	371.0	3.23%	383.0
Henan Province	No. 1-2 generating units of Huadian Xinxiang Power Generation Company Limited	132	349.2	5.73%	369.2

The above adjustments of the on-grid tariffs came into effect from 1 July 2008.

By order of the Board
Huadian Power International Corporation Limited*
Zhou Lianqing
Secretary to the Board

As at the date hereof, the Board comprises:

Yun Gongmin (Chairman, Non-executive Director), Chen Feihu (Vice Chairman, Non-executive

Director), Meng Fanli (Vice Chairman, Non-executive Director), Chen Jianhua (Executive Director), Wang Yingli (Non-executive Director), Chen Bin (Non-executive Director), Zhong Tonglin (Executive Director), Chu Yu (Non-executive Director), Zhao Jinghua (Independent Non-executive Director), Ding Huiping (Independent Non-executive Director), Wang Chuanshun (Independent Non-executive Director) and Hu Yuanmu (Independent Non-executive Director).

Beijing, the PRC
2 July 2008

* *For identification only*

BAKER & MCKENZIE
貝克・麥堅時律師事務所

Baker & McKenzie
14th Floor, Hutchison House
10 Harcourt Road
Central, Hong Kong SAR

香港中環
夏愨道10號
和記大廈14樓

Tel: +852 2846 1888
Fax: +852 2845 0476
DX 180005 QUEENSWAY 1
www.bakernet.com

RECEIVED

July 2, 2008

Our ref: 32073984-130435

Securities and Exchange Commission
SEC Headquarters
100 F Street, NE
Washington, DC 20549
USA

By Hand

HUADIAN 12g3-2(b)
File No. 82-4932

Division of Corporation Finance
- International Mail Stop 3-2

Ladies and Gentlemen,

Re: Huadian Power International Corporation Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref.: 82-4932)

This letter and the enclosed materials are furnished to the Commission pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public since our last submission dated June 17, 2008, copies of which are enclosed with this letter (indexed in Annex 1).

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2336 or 011-852-2846-1607 or by facsimile at 011-852-2845-0476. On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

pp. Ingrid Chiu

Chun-Hui Lin / Ingrid Chiu

Encl.

RECEIVED
2008 JUL 17 P 1:34
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Annex 1

A List of Documents Made Public in connection with the Listing since last submission on June 17, 2008:

1. Announcement – Voting Results of Annual General Meeting Held on 30 June 2008, released on June 30, 2008;
2. Overseas Regulatory Announcement – Announcement of Resolutions Passed at the 1st Meeting of the 5th Session of the Supervisory Committee, released on June 30, 2008;
3. Overseas Regulatory Announcement – Announcement of Resolutions Passed at the 1st Meeting of the 5th Session of the Board of Directors, released on June 30, 2008.

華電國際電力股份有限公司

Huadian Power International Corporation Limited*

*(A Sino-foreign investment joint stock company limited by shares incorporated in the People's Republic of China (the "**PRC**"))*

(Stock code: 1071)

ANNOUNCEMENT

VOTING RESULTS OF ANNUAL GENERAL MEETING HELD ON 30 JUNE 2008

The annual general meeting for the year ended 31 December 2007 (the "**AGM**") of Huadian Power International Corporation Limited* (the "**Company**") was held on Monday, 30 June 2008. All the resolutions as set out in the notice of AGM dated 14 May 2008 as amended by the supplemental notice of AGM dated 16 June 2008 (collectively, the "**Notice of AGM**") were duly passed at the AGM.

An aggregate total of six shareholders of the Company (the "**Shareholders**") by physical attendance (in person or by proxies) voted at the AGM, representing 4,223,055,673 shares carrying voting rights of the Company (the "**Shares**"), or 70.14% of the Company's total issued share capital as at the date of the AGM.

China Huadian Corporation* abstained from voting on ordinary resolution No.10.

The resolution regarding the amendments to the Articles of Association shall not be implemented until the approval is obtained from the relevant authority of the PRC.

Reference is made to the circular of the Company dated 14 May 2008 and the Notice of AGM. Unless otherwise stated, terms used in this announcement shall have the same meanings as defined in the Notice of AGM.

The Board is pleased to announce that the AGM was held on Monday, 30 June 2008 and all resolutions as set out in the Notice of AGM were duly passed at the AGM. The convening of the AGM and the passing of all resolutions at the AGM were in compliance with the Company Law of the PRC and the relevant laws and regulations and the requirements of the Articles of Association.

I. CONVENING AND ATTENDANCE OF THE AGM

(1) Convening of the AGM

1. Time: 9:00 a.m., on Monday, 30 June 2008

2. Venue: China People's Palace, No.1 Zhenwumiao Road, Xicheng District, Beijing, the PRC

3. Voting: Voting through physical attendance (including proxies)

4. Convener: The Board

5. Chairman: Mr. Chen Feihu, the Vice Chairman of the Company

(2) Attendance of the AGM

An aggregate total of six Shareholders by physical attendance (in person or by proxies) voted at the AGM, representing 4,223,055,673 Shares, or 70.14% of the Company's total issued share capital as at the date of the AGM.

II. CONSIDERATION OF RESOLUTIONS

The following resolutions were considered and passed at the AGM by voting through physical attendance (including proxies):

SPECIAL RESOLUTIONS

1. The resolution regarding the issuance of short-term debentures by the Company

The resolution regarding the issuance of short-term debentures by the Company was passed at the AGM.

Votes casted for this resolution represent 3,943,971,078 Shares; votes casted against this resolution represent 269,056,595 Shares; and votes abstained from voting of this resolution represent 10,028,000 Shares. Votes casted for this resolution represent 93.39% of the total number of Shares held by the Shareholders present (in person or by proxy) at the AGM entitled to vote in respect of this resolution.

No Shareholder was required to abstain from voting on this resolution.

2. The resolutions regarding the granting of general mandate

The resolution regarding the granting of general mandate was passed at the AGM.

Votes casted for this resolution represent 3,943,140,078 Shares; votes casted against this resolution represent 269,887,595 Shares; and votes abstained from voting of this resolution represent 10,028,000 Shares. Votes casted for this resolution represent 93.37% of the total number of Shares held by the Shareholders present (in person or by proxy) at the AGM entitled to vote in respect of this resolution.

No Shareholder was required to abstain from voting on this resolution.

3. **The resolution regarding the amendments to the Articles of Association (including amendments to the Code on Shareholders' Meetings)**

The resolution regarding the amendments to the Articles of Association (including amendments to the Code on Shareholders' Meetings) was passed at the AGM.

Votes casted for this resolution represent 4,213,027,673 Shares; votes casted against this resolution represent 0 Shares; and votes abstained from voting of this resolution represent 10,028,000 Shares. Votes casted for this resolution represent 99.76% of the total number of Shares held by the Shareholders present (in person or by proxy) at the AGM entitled to vote in respect of this resolution.

No Shareholder was required to abstain from voting on this resolution.

The resolution regarding the amendments to the Articles of Association shall not be implemented until the approval is obtained from the relevant authority of the PRC.

ORDINARY RESOLUTIONS

4. **The resolution regarding the working report of the Board for the year ended 31 December 2007**

The resolution regarding the working report of the Board for the year ended 31 December 2007 was passed at the AGM.

Votes casted for this resolution represent 4,213,653,673 Shares; votes casted against this resolution represent 0 Shares; and votes abstained from voting of this resolution represent 9,402,000 Shares. Votes casted for this resolution represent 99.78% of the total number of Shares held by the Shareholders present (in person or by proxy) at the AGM entitled to vote in respect of this resolution.

No Shareholder was required to abstain from voting on this resolution.

5. **The resolution regarding the working report of the Supervisory Committee for the year ended 31 December 2007**

The resolution regarding the working report of the Supervisory Committee for the year ended 31 December 2007 was passed at the AGM.

Votes casted for this resolution represent 4,213,653,673 Shares; votes casted against this resolution represent 0 Shares; and votes abstained from voting of this resolution represent 9,402,000 Shares. Votes casted for this resolution represent 99.78% of the total number of Shares held by the Shareholders present (in person or by proxy) at the AGM entitled to vote in respect of this resolution.

No Shareholder was required to abstain from voting on this resolution.

6. **The resolution regarding the audited financial statements of the Company for the year ended 31 December 2007**

The resolution regarding the audited financial statements of the Company for the year ended 31 December 2007 was passed at the AGM.

Votes casted for this resolution represent 4,213,653,673 Shares; votes casted against this resolution represent 0 Shares; and votes abstained from voting of this resolution represent 9,402,000 Shares. Votes casted for this resolution represent 99.78% of the total number of Shares held by the Shareholders present (in person or by proxy) at the AGM entitled to vote in respect of this resolution.

No Shareholder was required to abstain from voting on this resolution.

7. **The resolution regarding the proposed profit distribution proposal of the Company for the year ended 31 December 2007**

The resolution regarding the proposed profit distribution proposal of the Company for the year ended 31 December 2007 was passed at the AGM.

Votes casted for this resolution represent 4,213,027,673 Shares; votes casted against this resolution represent 0 Shares; and votes abstained from voting of this resolution represent 10,028,000 Shares. Votes casted for this resolution represent 99.76% of the total number of Shares held by the Shareholders present (in person or by proxy) at the AGM entitled to vote in respect of this resolution.

No Shareholder was required to abstain from voting on this resolution.

8. **The resolution regarding the re-appointments of KPMG and KPMG Huazhen as international and domestic auditors of the Company respectively, for the year ended 31 December 2008 and to authorize the Board to determine their remuneration**

The resolution regarding the re-appointments of KPMG and KPMG Huazhen as international and domestic auditors of the Company respectively, for the year ended 31 December 2008 and to authorize the Board to determine their remuneration was passed at the AGM.

Votes casted for this resolution represent 4,223,055,673 Shares; votes casted against this resolution represent 0 Shares; and votes abstained from voting of this resolution represent 0 Shares. Votes casted for this resolution represent 100% of the total number of Shares held by the Shareholders present (in person or by proxy) at the AGM entitled to vote in respect of this resolution.

No Shareholder was required to abstain from voting on this resolution.

9. **The resolution regarding the report of the Independent Non-Executive Directors for the year ended 31 December 2007**

The resolution regarding the report of the Independent Non-Executive Directors for the year ended 31 December 2007 was passed at the AGM.

Votes casted for this resolution represent 4,223,055,673 Shares; votes casted against this resolution represent 0 Shares; and votes abstained from voting of this resolution represent 0 Shares. Votes casted for this resolution represent 100% of the total number of Shares held by the Shareholders present (in person or by proxy) at the AGM entitled to vote in respect of this resolution.

No Shareholder was required to abstain from voting on this resolution.

10. **The resolution regarding the Financial Services Agreement**

The resolution regarding the Financial Services Agreement was passed at the AGM.

As the subject matter of this resolution is a connected transaction, China Huadian Corporation* as the connected shareholder, representing 3,011,061,853 Shares, abstained from voting on this resolution.

Votes casted for this resolution represent 933,356,725 Shares; votes casted against this resolution represent 278,011,095 Shares; and votes abstained from voting of this resolution represent 626,000 Shares. Votes casted for this resolution represent 77.01% of the total number of Shares held by the Shareholders present (in person or by proxy) at the AGM entitled to vote in respect of this resolution.

11. **The resolutions regarding the provision of loan guarantees by the Company**

The following resolutions regarding the provision of loan guarantees by the Company were passed, each by way of a separate resolution, at the AGM.

No Shareholder was required to abstain from voting in respect of any of the following resolutions regarding the provision of loan guarantees by the Company.

Number	Proposal	For		Against	Abstain
		Number of Shares	Percentage (Note 1)	Number of Shares	Number of Shares
11.1	loan guarantee in the amount of RMB250 million to Suzhou Biomass Energy Company (based on the 78% shareholding held by the Company)	3,943,970,078	93.39%	268,609,095	10,476,500
11.2	loan guarantee in the amount of RMB200 million to Ningdong Wind Company	3,943,970,078	93.39%	268,609,095	10,476,500
11.3	continue to provide technical assistance loan guarantee in the amount of RMB100 million to Luding Hydropower Company	3,943,970,078	93.39%	268,609,095	10,476,500

Note 1: The percentage of the total number of Shares held by the Shareholders present (in person or by proxy) at the AGM entitled to vote in respect of the resolution.

12. The resolution regarding the provision of loan guarantee to Longtan Company by Guangan Company

The resolution regarding the provision of loan guarantee to Longtan Company by Guangan Company was passed at the AGM.

Votes casted for this resolution represent 3,943,970,078 Shares; votes casted against this resolution represent 268,609,095 Shares; and votes abstained from voting of this resolution represent 10,476,500 Shares. Votes casted for this resolution represent 93.39% of the total number of Shares held by the Shareholders present (in person or by proxy) at the AGM entitled to vote in respect of this resolution.

No Shareholder was required to abstain from voting on this resolution.

13. The resolutions regarding the election or re-election (as applicable) and appointment of the following persons as the Directors of the fifth session of the Board and to authorize the Board to determine and finalize the remuneration of the Independent Non-Executive Directors

The following resolutions regarding the election or re-election (as applicable) and appointment of the following persons as the Directors of the fifth session of the Board and

to authorize the Board to determine and finalize the remuneration of the Independent Non-Executive Directors were passed, each by way of a separate ordinary resolution, at the AGM.

No Shareholder was required to abstain from voting in respect of the following resolutions.

Number	**Proposal**	**For**		**Against**	**Abstain**
		Number of Shares	Percentage (Note 1)	Number of Shares	Number of Shares
Re-election and Appointment of Directors					
13.1	INTENTIONALLY LEFT BLANK				
13.2	Chen Feihu	4,207,639,873	99.63 %	0	15,415,800
13.3	Chen Jianhua	4,213,653,673	99.78 %	0	9,402,000
13.4	Wang Yingli	4,213,653,673	99.78 %	0	9,402,000
13.5	Chen Bin	4,213,653,673	99.78 %	0	9,402,000
13.6	Zhong Tonglin	4,213,653,673	99.78 %	0	9,402,000
13.7	Zhao Jinghua	4,213,653,673	99.78 %	0	9,402,000
13.8	Ding Huiping	4,213,653,673	99.78 %	0	9,402,000
13.9	Wang Chuanshun	4,213,653,673	99.78 %	0	9,402,000
13.10	Hu Yuanmu	4,213,653,673	99.78 %	0	9,402,000
Election and Appointment of Directors					
13.11	Meng Fanli	4,213,653,673	99.78 %	0	9,402,000
13.12	Chu Yu	4,213,653,673	99.78 %	0	9,402,000
13.13	Yun Gongmin	4,213,653,673	99.78 %	0	9,402,000

Note 1: The percentage of the total number of Shares held by the Shareholders present (in person or by proxy) at the AGM entitled to vote in respect of the resolution.

14. The resolutions regarding the election and appointment of the following persons as the Supervisors (not the supervisor representing the employees of the Company) of the fifth session of the Supervisory Committee

The following resolutions regarding the election and appointment of the following persons as the Supervisors (not the supervisor representing the employees of the Company) of the fifth session of the Supervisory Committee were passed, each by way of a separate ordinary resolution, at the AGM.

No Shareholder was required to abstain from voting in respect of the following resolutions.

Number	**Proposal**	**For**		**Against**	**Abstain**
		Number of Shares	Percentage (Note 1)	Number of Shares	Number of Shares

Number	Proposal	For		Against	Abstain
		Number of Shares	Percentage (Note 1)	Number of Shares	Number of Shares
14.1	Li Xiaopeng	4,213,027,673	99.76%	0	10,028,000
14.2	Peng Xingyu	4,213,027,673	99.76%	0	10,028,000

Note 1: The percentage of the total number of Shares held by the Shareholders present (in person or by proxy) at the AGM entitled to vote in respect of the resolution.

III. SCRUTINEER AND LAWYER

KPMG, the auditors of the Company, acted as the scrutineer and compared the poll results summary to poll forms collected and provided by the Company. The work performed by KPMG in this respect did not constitute an assurance engagement made in accordance with Hong Kong Standards on Auditing, Hong Kong Standards on Review Engagements or Hong Kong Standards on Assurance Engagements nor did it include provision of any assurance or advice on matters of legal interpretation or entitlement to vote.

Haiwen & Partners, the legal advisers to the Company on the PRC laws, attended the AGM and issued a legal opinion concluding that the convening and the procedures for holding of the AGM, the eligibility of the persons who attended the AGM and the voting procedures therefor were in compliance with the relevant laws, rules and regulations in the PRC and the Articles of Association.

By order of the Board

Huadian Power International Corporation Limited*

Zhou Lianqing

Secretary to the Board

As at the date of this announcement, the Board comprises:

Chen Feihu (Vice Chairman, Non-executive Director), Zhu Chongli (Vice Chairman, Non-executive Director), Chen Jianhua (Executive Director), Peng Xingyu (Non-executive Director), Wang Yingli (Non-executive Director), Chen Bin (Non-executive Director), Zhong Tonglin (Executive Director), Zhao Jinghua (Independent non-executive Director), Ding Huiping (Independent non-executive Director), Wang Chuanshun (Independent non-executive Director) and Hu Yuanmu (Independent non-executive Director).

Beijing, the PRC

30 June 2008

* *For identification purpose only*

华電國際電力股份有限公司

Huadian Power International Corporation Limited*

*(A Sino-foreign investment joint stock company limited by shares incorporated in the People's Republic of China (the "**PRC**"))*

(Stock code: 1071)

Overseas Regulatory Announcement
Announcement of Resolutions Passed at the 1st Meeting of the 5th Session of the Supervisory Committee

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The 1st meeting (the "**Meeting**") of the 5th session of the supervisory committee of Huadian Power International Corporation Limited (the "**Company**") was held on Monday, 30 June 2008 at China People's Palace, No.1 Zhenwumiao Road, Xicheng District, Beijing, the PRC（中國北京市西城區真武廟路 1 號中國職工之家）. Three supervisors of the Company attended the meeting in person and the meeting was lawful and valid. The Proposal in relation to the Election of Chairman of the Supervisory Committee was considered and unanimously approved at the meeting, and Mr. Li Xiaopeng was elected as the chairman of the 5th session of the supervisory committee of the Company.

By order of the board of directors
Huadian Power International Corporation Limited*
Zhou Lianqing
Secretary to the board of directors

As at the date hereof, the board of the directors comprises:

Yun Gongmin (Chairman, Non-executive Director), Chen Feihu (Vice Chairman, Non-executive Director), Meng Fanli (Vice Chairman, Non-executive Director), Chen Jianhua (Executive Director), Wang Yingli (Non-executive Director), Chen Bin (Non-executive Director), Zhong Tonglin (Executive Director), Chu Yu (Non-executive Director), Zhao Jinghua (Independent Non-executive Director), Ding Huiping (Independent Non-executive Director), Wang Chuanshun (Independent

Non-executive Director) and Hu Yuanmu (Independent Non-executive Director).

Beijing, the PRC
30 June 2008

* For identification only

华電國際電力股份有限公司

Huadian Power International Corporation Limited*

*(A Sino-foreign investment joint stock company limited by shares incorporated in the People's Republic of China (the "**PRC**"))*

(Stock code: 1071)

Overseas Regulatory Announcement
Announcement of Resolutions Passed at the 1st Meeting of the 5th Session of the Board of Directors

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The 1st meeting (the "**Meeting**") of the 5th session of the board of directors (the "**Board**") of Huadian Power International Corporation Limited (the "**Company**") was held on Monday, 30 June 2008 at China People's Palace, No.1 Zhenwumiao Road, Xicheng District, Beijing, the PRC（中國北京市西城區真武廟路 1 號中國職工之家）. The vice chairman of the Company, Mr. Chen Feihu, presided over the Meeting. The 12 directors of the Company attended the Meeting in person or by proxy, among whom Mr. Chen Jianhua and Mr. Chen Bin appointed Mr. Zhong Tonglin and Mr. Chu Yu respectively to attend the meeting on their behalf. The Meeting was convened in compliance with the relevant PRC laws, regulations and the relevant provisions of the articles of association of the Company, and was lawful and valid. Mr. Li Xiaopeng, chairman of supervisory committee, Mr. Peng Xingyu and Ms. Zheng Feixue, supervisors of the Company, attended the Meeting.

The following resolutions were passed upon voting by the directors who had attended the Meeting:

1. To elect Mr. Yun Gongmin as chairman of the Company, Mr. Chen Feihu and Meng Fanli as vice chairman of Company.

2. To appoint Mr. Chen Jianhua as general manager of the Company.

3. To appoint, according to Mr. Chen Jianhua's nomination, Mr. Zhong Tonglin, Mr. Wang Wenqi, Mr. Baihua, Mr. Wang Hui and Mr. Peng Guoquan as deputy general managers of the Company, Mr. Zhu Fangxin as financial controller of the Company and Mr. Xie Yun as chief engineer of the Company.

4. To appoint Mr. Zhou Lianqing as secretary to the Board of the Company.

5. To consider and approve the Proposal in relation to Establishment of Strategic Committee of the 5th Session of the Board, agreeing that the strategic committee of the 5th session of the Board comprises Mr. Yun Gongmin, Mr. Chen Feihu, Mr. Meng Fanli, Mr. Chen Jianhua and Mr. Zhao Jinghua.

6. To consider and approve the Proposal in relation to Establishment of Audit Committee of the 5th Session of the Board, agreeing that audit committee of the 5th session of the Board comprises Mr. Chu Yu, Ms. Wang Yingli, Mr. Hu Yuanmu, Mr. Ding Huiping and Mr. Wang Chuanshun.

7. To consider and approve the Proposal in relation to Establishment of Remuneration Committee of the 5th Session of the Board, agreeing that remuneration committee of the 5th session of the Board comprises Mr. Chen Feihu, Ms. Wang Yingli, Mr. Zhao Jinghua, Mr. Ding Huiping and Mr. Hu Yuanmu.

8. To consider and approve the Proposal in relation to Allowance for Independent Directors, agreeing that the Company shall pay an annual allowance (before taxation) of RMB60,000 to each of the independent directors (Mr. Zhao Jinghua, Mr. Ding Huiping, Mr. Hu Yuanmu and Mr. Wang Chuanshun) during their term of office.

9. To consider and approve the Proposal for the Connected Transaction in relation to Purchasing Equipments from China Huadian Engineering (Group) Company Limited*, agreeing the Company to purchase coal transportation equipment and water treatment equipment from China Huadian Engineering (Group) Company Limited* for the major project of Huadian Luohe Phase I Project and authorising general manager or his authorized persons to execute the equipments purchase agreement, to disclose information pursuant to the relevant regulations and to get through other necessary processes and procedures.

   Independent directors have reviewed the actions above and held a unanimous opinion that:

   (1) the voting procedure for the Board of the Company is in compliance with the articles of association of the Company and Rules Governing the Listing of Securities on Shanghai Stock Exchange;

   (2) the contract are fair to the Company and its shareholders as a whole.

10. To consider and approve the Proposal for the Connected Transaction in relation to Establishing a Joint Venture Huadian Inner Mongolia Kailu Wind Power Company Limited with China Huadian Hong Kong Co., Ltd*, agreeing the Company to establish a joint venture Huadian Inner Mongolia Kailu Wind Power Company Limited with China Huadian Hong Kong Co., Ltd* and authorising general manager or his authorized persons to execute the joint venture contract with China Huadian Hong Kong Co., Ltd*, to establish the joint venture in due course after completion of relevant approval procedures, to disclose information pursuant to the relevant regulations and to get through other necessary processes and procedures.

    Independent directors have reviewed the above actions and held a unanimous opinion that:

    (1) the voting procedure for the Board of the Company is in compliance with the articles of association of the Company and Rules Governing the Listing of Securities on Shanghai Stock Exchange;

    (2) the contract are fair to the Company and its shareholders as a whole.

By order of the Board
Huadian Power International Corporation Limited*
Zhou Lianqing
Secretary to the Board

As at the date hereof, the Board comprises:

Yun Gongmin (Chairman, Non-executive Director), Chen Feihu (Vice Chairman, Non-executive Director), Meng Fanli (Vice Chairman, Non-executive Director), Chen Jianhua (Executive Director), Wang Yingli (Non-executive Director), Chen Bin (Non-executive Director), Zhong Tonglin (Executive Director), Chu Yu (Non-executive Director), Zhao Jinghua (Independent Non-executive Director), Ding Huiping (Independent Non-executive Director), Wang Chuanshun (Independent Non-executive Director) and Hu Yuanmu (Independent Non-executive Director).

Beijing, the PRC
30 June 2008

* For identification only

END